Exhibit 1

Mark C. Rose, #13855

Jamie L. Nopper, #10703

McKay, Burton & Thurman, P.C.

Parkview Plaza I

2180 South 1300 East, Suite 400

Salt Lake City, Utah 84106

Telephone: (801) 521-4135

Facsimile: (801) 521-4252

E-mail: mrose@mbt-law.com

E-mail: jnopper@mbt-law.com

Attorneys for Amplēo Turnaround and

Restructuring, LLC, as Receiver of

NaturalShrimp, Inc., NaturalShrimp USA

Corporation, NaturalShrimp Global, Inc.,

and Natural Aquatic Systems, Inc.

THE third JUDICIAL DISTRICT COURT FOR SALT LAKE COUNTY—SALT LAKE DEPARTMENT, STATE OF UTAH

STREETERVILE CAPITAL, LLC, a Utah limited liability company; and BUCKTOWN CAPITAL, LLC, a Utah limited liability company,

Plaintiffs,

v.

NATURALSHRIMP, INC., NATURALSHRIMP USA CORPORATION, NATURALSHRIMP GLOBAL, INC., and NATURAL AQUATIC SYSTEMS, INC.,

Defendants.

MOTION FOR Approval to Sell SUBSTANTIALLY ALL OF THE receivership entities’ assets TO Streeterville Capital, llc and bucktown capital, llc (or their designees) or any other party with a higher and better offer free and clear of all liens, interests, claims, and encumbrances

Case No. 240907138

Judge Charles Stormont

Relief REQUESTED

Pursuant to Utah Code §§ 48-3a-503(2)(a), 78B-21-116, and 70A-9a-102, Rule 66 of the Utah Rules of Civil Procedure, and the Court’s Order Appointing Receiver on a Temporary Basis Pending Notice and Hearing [Docket Entry #8] (the “Original Receivership Order”) and Stipulated Amended Order Appointing Receiver [Docket Entry #42] (the “Amended Receivership Order”), Amplēo Turnaround and Restructuring, LLC (“Receiver”), as receiver of NaturalShrimp, Inc. (“NaturalShrimp”), NaturalShrimp USA Corporation (“NaturalShrimp USA”), NaturalShrimp Global, Inc. (“NaturalShrimp Global”), and Natural Aquatic Systems, Inc. (“Natural Aquatic”) (collectively, the “Receivership Entities”), hereby moves the Court for entry of an order, substantially in the form attached as Exhibit B of Exhibit 1 hereto, approving the sale of substantially all assets of the Receivership Entities to Streeterville Capital, LLC (“Streeterville”), a Utah limited liability company, and Bucktown Capital, LLC (“Bucktown” or together with Streeterville, “Lenders”), a Utah limited liability company, through their designated entities, NaturalShrimp Farms, Inc. (“NV Purchaser”), a Nevada corporation, Iowa Shrimp Holdings, LLC (“IA Purchaser”), an Iowa limited liability company, Texas Shrimp Holdings, LLC (“TX Purchaser” or together with NV Purchaser and IA Purchaser, the “Purchasers”), a Texas limited liability company, as a judicial sale1 free and clear of all liens, interests, claims, and encumbrances of any kind pursuant to that certain Asset Purchase Agreement dated February 6, 2025 (the “APA”) between Receiver, Lenders, and the Purchasers or to any party with a higher and better offer to that of Lenders. A copy of the APA is attached hereto as Exhibit 1.

In support of this motion, Receiver respectfully submits as follows:

BACKGROUND

1. NaturalShrimp is a publicly traded company (Symbol: SHMP) that was initially incorporated on July 3, 2008, in the state of Nevada under the name “Multiplayer Online Dragon, Inc.”

2. On November 26, 2014, NaturalShrimp (then Multiplayer Online Dragon, Inc.) entered into an asset purchase agreement with NaturalShrimp Holdings, Inc. (“NSH”), a Delaware corporation, pursuant to which NaturalShrimp agreed to acquire substantially all of NSH’s assets, which assets consisted primarily of all of the issued and outstanding shares of capital stock of NaturalShrimp USA and NaturalShrimp Global and certain real property located in Texas.

3. On January 30, 2015, NaturalShrimp consummated the acquisition of NSH’s assets pursuant to the aforementioned agreement.

4. In accordance with the terms of the agreement, NaturalShrimp issued 75,520,240 shares of our Common Stock to NSH as consideration for the assets.

5. As a result of the transaction, NSH acquired 88.62% of NaturalShrimp’s issued and outstanding shares of Common Stock at the time, and NaturalShrimp USA and NaturalShrimp Global became wholly owned subsidiaries of NaturalShrimp.

6. In connection with the purchase of NSH’s assets, NaturalShrimp changed its principal business to a global shrimp farming company.

1 “A receiver’s sale is said to be a judicial sale as distinguished from a sheriff’s sale on execution or foreclosure. And such judicial sales, unless defined or regulated by statute, rest upon and are governed by the order of the court decreeing the sale. In a judicial sale the court makes its own law of the sale, subject only to the use of sound discretion in the exercise of the power.” Chapman v. Schiller, 83 P.2d 249, 251 (Utah 1938) (citations omitted).

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7. In connection with its receipt of approval from the Financial Industry Regulatory Authority (“FINRA”), effective March 3, 2015, NaturalShrimp amended its Articles of Incorporation to change its name to “NaturalShrimp Incorporated.”

8. At other times thereafter, Receiver understands that NaturalShrimp issued additional shares of stock, including Series A, B, and D preferred stock and common stock to other investors.

9. To the best of Receiver’s knowledge, there are hundreds if not thousands of stockholders in NaturalShrimp.

10. NaturalShrimp is a biotechnology company that has developed proprietary platform technologies that allow it to grow shrimp in an ecologically controlled, high-density, low-cost environment, and in fully contained and independent production facilities.

11. NaturalShrimp’s system uses technology that allows it to produce a naturally grown shrimp “crop” weekly and accomplishes this without the use of antibiotics or toxic chemicals.

12. NaturalShrimp has developed several proprietary technology assets, including a knowledge base that allows it to produce commercial quantities of shrimp in a closed system with a computer monitoring system that automates, monitors, and maintains proper levels of oxygen, salinity, and temperature for optimal shrimp production.

13. NaturalShrimp Global, one of Natural Shrimp’s wholly owned subsidiaries, owns less than 1% of Norway Seafood A.S. (formerly NaturalShrimp International A.S.) in Europe.

14. On or about October 16, 2015, NaturalShrimp formed Natural Aquatic.

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15. The purpose of Natural Aquatic was to formalize the business relationship between NaturalShrimp and F&T Water Solutions LLC for the joint development of certain water technologies.

16. The technologies included inventions, patents, intellectual property, and know-how dealing with enclosed aquatic production systems worldwide.

17. On December 25, 2018, NaturalShrimp was awarded U.S. Patent “Recirculating Aquaculture System and Treatment Method for Aquatic Species” covering all indoor aquatic species that utilizes proprietary art.

18. NaturalShrimp also has other patents, trademarks, and domain names. See Schedule 1 to APA.

19. NaturalShrimp has two wholly owned subsidiaries, NaturalShrimp USA, NaturalShrimp Global, and an interest in Natural Aquatic.

20. As early as 2001, NaturalShrimp began research and development of a high density, natural aquaculture system that is not dependent on ocean water to provide quality, fresh shrimp every week, fifty-two weeks a year.

21. NaturalShrimp’s initial system was successful, but it determined that it would not be economically feasible due to high operating costs.

22. Over the next several years, using the knowledge it gained from developing the first system, it developed a shrimp production system that eliminated the high costs associated with the previous system.

23. NaturalShrimp continued to refine this technology, eliminating bacteria and other problems that affect enclosed systems, and believed it had a successful shrimp growing process.

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24. NaturalShrimp’s owns the following real properties2, from which is completes its operations:

a. La Coste, Texas (the “Texas Real Property”)

b. Webster City, Iowa (the “Webster City Property”)

c. Radcliffe, Iowa (the “Radcliffe Property”)3

d. Blairsburg, Iowa (the “Blairsburg Property”)

Collectively, the “NS Real Properties.”

25. Starting in or about 2021, NaturalShrimp and Lenders entered into various loan agreements whereby Lenders provided millions of dollars to NaturalShrimp to fund its natural shrimp project and company, including the operations of NaturalShrimp’s subsidiaries and affiliates.

26. NaturalShrimp and Streeterville first entered into a Secured Promissory Note dated December 15, 2021 (the “December 2021 Note”), which was issued by NaturalShrimp in favor of Streeterville in the original principal amount of $16,320,000.00. See December 2021 Note, attached hereto as Exhibit 2, pg. 14.

27. The December 2021 Note was part of a Securities Purchase Agreement (also dated December 15, 2021) between NaturalShrimp and Streeterville (collectively with the December 2021 Note, the “Securities Purchase Agreement”). See Securities Purchase Agreement, attached hereto as Exhibit 2, pg. 1.

28. By the Securities Purchase Agreement, Streeterville would “purchase” convertible stock of NaturalShrimp, through a $16,320,000.00 loan from Streeterville to NaturalShrimp. Id.

2 The legal descriptions for the real properties are identified on Exhibit C to the APA (Exhibit 1 hereto. Additionally, the NS Real Properties (as defined herein) include all fixtures and appurtenances attached or fixed to the NS Real Properties.

3 This property is also known as: “12282 200th Street, Alden, Iowa 50006” or the “Buckeye Property.”

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29. The $16,320,000.00 loan had an initial funding or purchase price of $15,000,000, with a later $5,000,000 held in escrow and subject to an escrow agreement attached to the Securities Purchase Agreement. Id.

30. The December 2021 Note had an original maturity date of twenty-four months after the purchase price date, which was December 16, 2023. The maturity date was extended by an amendment to the Securities Purchase Agreement to August 15, 2024.

31. In connection with the Securities Purchase Agreement and the December 2021 Note, NaturalShrimp granted Streeterville a security interest in effectively all of its assets. Id.

32. NaturalShrimp and Streeterville further entered into a Secured Promissory Note dated August 17, 2022 (the “August 2022 Note”) issued by NaturalShrimp in favor of Streeterville, in the original principal amount of $5,443,333.33. See August 2022 Note, attached hereto as Exhibit 3, pg. 17.

33. The August 2022 Note was contractually the same as the Securities Purchase Agreement but was for $5,443,333.33 (the “August 2022 Securities Purchase Agreement”). See August 2022 Securities Purchase Agreement, attached hereto as Exhibit 3, pg. 1.

34. The August 2022 Note and the December 2021 Note were later amended through a Restructuring Agreement between NaturalShrimp and Streeterville that was dated November 4, 2022. See Restructuring Agreement, attached hereto as Exhibit 4.

35. The Restructuring Agreement resulted in an Amended Secured Promissory Note dated December 15, 2021 (the “Amended December 2021 Note”), and an Amended and Restated Secured Promissory Note dated August 17, 2022 (the “Amended August 2022 Note”). Id.

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36. The Amended December 2021 Note and the Amended August 2022 Note were contractually similar except that the Amended August 2022 Note was reissued in the amount of $1,748,666.67.

37. NaturalShrimp and Streeterville further entered into a Secured Promissory Note dated January 20, 2023 (the “January 2023 Note”) issued by NaturalShrimp in favor of Streeterville, in the original principal amount of $631,968.00. See January 2023 Note, attached hereto as Exhibit 5.

38. The January 2023 Note was contractually similar to the prior two notes but was in the amount of $631,968. The January 2023 Note, however, was not within a Securities Purchase Agreement.

39. NaturalShrimp and Bucktown further entered into a Line of Credit Agreement dated August 8, 2024 and its associated Promissory Note of even date (the “August 8, 2024 Note,” and together with the January 2023 Note, Amended December 2021 Note, and the Amended August 2022 Note, the “Notes”). See Bucktown LOC, attached hereto as Exhibit 6.

40. The security interest provided for in all of the Notes (except the August 8, 2024 Note, which is unsecured) is collectively referred to herein as the “Collateral.”

41. On December 29, 2021, Streeterville filed a UCC financing statement with the state of Nevada (original file number 2021212777-9) effectively placing a blanket lien on all of NaturalShrimp’s assets. See UCC Report, attached hereto as Exhibit 7.

42. Outside of Streeterville’s financing statement, Receiver is not aware of any other recorded financing statements against NaturalShrimp’s assets.

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43. On March 3, 2022, Streeterville recorded a mortgage on the Blairsburg Property. See Blairsburg Mortgage, attached hereto as Exhibit 8.

44. On March 3, 2022, Streeterville recorded a mortgage on the Webster City Property. Id.

45. On March 3, 2022, Streeterville recorded a mortgage on the Radcliffe Property. See Radcliffe Mortgage, attached hereto as Exhibit 9.

46. On April 19, 2022, Streeterville recorded a trust deed on the Texas Real Property. See Texas Mortgage, attached hereto as Exhibit 10.

47. Receiver is not aware of any other liens or mortgages on the Webster City, Radcliffe, Blairsburg, or La Coste Properties.

48. NaturalShrimp is in default under all the Notes.

49. Section 4.1(a) of the Amended December 2021 Note, Section 3.1(a) of the Amended August 2022 Note, and Section 4.1(a) of the January 2023 Note requires NaturalShrimp to pay any principal, interest, fees, charges, or other amounts when due and payable. See Exhibits 2 through 5.

50. As detailed above, the amended Maturity Due Date for all the Notes (except the August 8, 2024 Note) was August 15, 2024.

51. NaturalShrimp failed to pay the outstanding balances of the Notes (except the August 8, 2024 Note) by the Maturity Due Date, thus, a “Major Trigger Event” has occurred under the Notes (the “Trigger Event”) as of August 16, 2024.

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52. The Notes state that at any time following the occurrence of a Trigger Event, Streeterville can demand NaturalShrimp to cure the Trigger Event within five (5) trading days (as defined in the Notes).

53. Streeterville and Bucktown demanded a cure from NaturalShrimp on August 16, 2024.

54. NaturalShrimp did not cure the Trigger Event within five (5) trading days, and the amounts under each of the Notes remain outstanding.

55. NaturalShrimp’s failure to cure a Trigger Event within the required five (5) trading day cure period resulted in a Trigger Event automatically becoming an Event of Default under the Notes.

56. Further, the default under one of the Notes constitutes a default under all of the Notes. NaturalShrimp is accordingly in default under the Notes.

57. The following amounts are due and owing under NaturalShrimp’s obligations as of September 3, 2024: 1) Amended December 2021 Note $30,302,186.10; 2) Amended August 2022 Note $2,974,492.09; 3) January 2023 Note $354,149.66; 4) August 8, 2024 Note $212,446.86, for a Total Balance Due of $33,843,274.71.

58. On September 4, 2024, Lenders commenced a lawsuit against NaturalShrimp in the Third Judicial District Court for Salt Lake County, State of Utah (the “District Court”), which is identified as case number 240907138 (the “Receivership Case”).

59. In the Receivership Case, Lenders sought to have a receiver appointed over NaturalShrimp’s assets.

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60. On September 9, 2024, Receiver was appointed by the District Court under Utah Code § 48-3a-503(2)(a) and Rule 66 of the Utah Rules of Civil Procedure pursuant to the Original Receivership Order.

61. On November 20, 2024, Lenders, NaturalShrimp, NaturalShrimp USA NaturalShrimp Global, and Natural Aquatic filed a Verified Amended and Stipulated Emergency Motion for Immediate Appointment of a Receiver (the “Stipulated Motion”).

62. On November 22, 2024, the District Court entered an order granting the Stipulated Motion and appointing Receiver as the receiver over the assets of NaturalShrimp USA NaturalShrimp Global, and Natural Aquatic Systems pursuant to the Amended Receivership Order.

63. Since the entry of the Original Receivership Order, Lenders have advanced approximately $1,860,515.16 (as of February 5, 2025) to preserve and keep safe the Receivership Entities’ assets in a safe and marketable condition.

64. Since the entry of the Original Receivership Order, Receiver has visited the three real properties in Iowa.

65. Receiver has met with employees and took an inventory of assets.

66. On November 7, 2024, Receiver also met with Streeterville Capital at the Webster City Property.

67. Since Receiver’s appointment, there have been three employees who voluntarily terminated their employment and one employee that was terminated for cause.

68. Receiver continues to have weekly calls with the staff, prior management, and Lenders regarding the Receivership Entities and their assets.

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69. The Webster City Property continues to operate at approximately one third capacity.

70. These operations generate sales of 400 to 500 pounds of shrimp per week.

71. Live shrimp is transported primarily to Chicago, with other amounts going to smaller markets.

72. The Receivership Entities have one customer that buys shrimp at the Webster City facility and then transports them to nearby retail markets.

73. Current income from the sale of shrimp does not cover operating and overhead expenses, and, in Receiver’s opinion, the Receivership Entities cannot survive as a going concern without additional capital or debt.

74. All customers are current on payment of their invoices.

75. There continues to be no production at the Blairsburg Property or the Radcliffe Property.

76. The La Coste Property has not been brought into production since Receiver’s appointment, but there is on-site security and maintenance.

77. Receiver engaged CBRE to provide market analysis for the real estate in Texas and Iowa.

78. The market analyses have been completed and provided to Receiver for all four real properties.

79. In light of the amount of Streeterville’s secured claim, Receiver does not believe there is any equity in the La Coste Property, the Blairsburg Property, the Radcliff Property, or the Webster City Property.

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80. At Receiver’s request, NaturalShrimp employees completed an extensive inventory of all personal property at the NS Real Properties in October 2024.

81. Receiver reviewed the inventory report and did an on-site inspection of the assets located in Iowa in November 2024 and believes the inventory list to be accurate.

82. Receiver had several discussions with a prospective third-party purchaser of the Radcliffe Property.

83. In short, the net proceeds from the prospective purchaser would not have been sufficient for Streeterville to release its mortgage on the Radcliff Property.

84. Receiver completed a temporary lease for a portion of the Blairsburg Property.

85. The lessee of the Blairsburg Property has extended the temporary lease through March 2025.

86. The lessee of the Blairsburg Property is current on all payments under the lease.

87. Streeterville and Bucktown continue to provide funding for the operating expenses of the receivership.

88. During the receivership, Bucktown has advanced $1,860,515.16 (as of February 5, 2025) to fund the necessary and ongoing expenses of the operation and the receivership (the “Post-Receivership Funding”).

89. Total expenses during the receivership include the following: $192,949 for salary and labor, $53,890 for the purchase of shrimp, feed, and salt, $142,472 for receivership expenses, and $1,104,260.66 for real property taxes on the NS Real Properties, and other operating expenses of $470,434, for a total of $1,964,006 (the “Total Receivership Expenses”).

90. NaturalShrimp has had receipts from sales and property lease of $124,746.

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91. Through the Post-Receivership Funding, sales, lease income, and cash on hand, Receiver has satisfied the Total Receivership Expenses and has not incurred any additional debt.

92. Receiver has analyzed the financial condition of the Receivership Entities.

93. The operation of the Receivership Entities’ businesses, even when expenses are reduced to bare minimum, generates a monthly loss of approximately $165,000.

94. Receiver has considered the availability of equity or debt financing, other investments, strategic transactions, reorganization, or other business restructuring and concluded that no beneficial transaction is available or apparent in the near term because, in part, the Receivership Entities’ business are undergoing sustained losses with no immediate solution.

95. The Receivership Entities also lack capital to sustain operations for any period of time from any source other than Lenders, and Lenders are under no obligation to continue funding losses.

96. Accordingly, Receiver has concluded that the only viable path forward to preserve the assets and satisfy as much of the Receivership Entities’ outstanding debt obligations is for Receiver to sell the assets to the highest bidder.

97. Lenders (through Purchasers) are willing to act as a “stalking horse bidder” in such a sale.

98. As secured creditors of NaturalShrimp and as administrative creditors of the other Receivership Entities for the Post-Receivership Funding, Lenders have the right to credit bid their secured and administrative priority claims.

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99. Lenders have established the Purchasers as special purpose entities to receive the assets in the event that Lenders’ credit bid is the highest and successful bid for the property being sold.

100. At this time, the proposed sale to Purchasers represents the highest and best offer for the property being sold and will maximize value for creditors and other stakeholders.

101. Receiver will continue using its best efforts to identify and market the property for sale to any interested party.

102. In light of the foregoing, Receiver believes it is in the best interest of the Receivership Entities to sell their assets at the highest possible price, reduce their debt, and windup operations so as not to incur additional liabilities.

103. With this motion, Receiver proposes to sell substantially all of the Receivership Entities’ assets, as set forth in the APA, to Lenders (or any other party with a higher and better offer) through newly created entities of Lenders—namely, NV Purchaser, IA Purchaser, and TX Purchaser, free and clear of any and all liens, interests, claims, and encumbrances in accordance with and pursuant to Utah Code §§ 78B-21-116 and 70A-9a-102 and the Court’s equitable powers.

104. The following are the material terms of the APA:4

a. Purchase and Sale of Assets. Subject to the Court’s approval, on the terms and subject to the conditions set forth in the APA and the order approving this motion, Purchasers will purchase, acquire, and accept from Receiver, and Receiver will sell, transfer, assign, convey, and deliver to Purchasers, all of the Receivership Entities’ right, title, and interest in, to, and under the Purchased Assets as follows:

i. All personal property listed on Schedule 1 to the APA;

4 This summary is for convenience only. In the event of any inconsistencies between this Motion and the APA, the APA shall control.

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ii. The Texas Real Property

iii. The Webster City Real Property

iv. The Radcliffe Real Property

v. The Blairsburg Real Property

Collectively, the “Purchased Assets.”

b. Excluded Assets. Receiver shall retain the following assets, and nothing herein contained will be deemed to constitute an agreement to sell, transfer, assign, or convey the following assets to Purchases (the “Excluded Assets”):

i. Any and all cash on hand;

ii. Any and all cash or funds in bank, credit union, deposit, or other financial accounts in the name of any of the Receivership Entities;

iii. Any and all machines, equipment, or property belonging to, owned by, or encumbered by a lien of Hydrenesis;

iv. Any and all personal property belonging to employees of the Receivership Entities;

v. Any and all propane tanks that are owned or encumbered by a non-Receivership Entity; and

vi. Any and all vehicles not titled in the name of the Receivership Entities.

c. Post-Closing Liabilities. Purchasers are not assuming any liabilities of the Receivership Entities. Subject to entry of the sale order, on the terms and subject to the conditions set forth in the APA and the sale order, at the closing Purchasers will effective as of the closing be solely responsible for any Liabilities resulting from, related to, or in connection with, the Purchased Assets first arising from and after the Closing Date, including those Liabilities solely resulting from, related to, or in connection with Purchasers’ use, operation, possession, or ownership of or interest in the Purchased Assets, or any other fact or circumstance with respect to the Purchased Assets, first arising after the Closing Date (collectively, the “Post-Closing Liabilities”).

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d. Excluded Liabilities. Notwithstanding anything to the contrary set forth in the APA, the Receivership Entities will remain liable with respect to, and Purchasers will not assume and will be deemed not to have assumed, and shall have no obligation, responsibility, or liability, with respect to the Excluded Liabilities. “Excluded Liabilities” means all liabilities of the Receivership Entities resulting from, related to, or in connection with the Purchased Assets arising before the Closing Date, including those liabilities solely resulting from, related to, or in connection with Purchasers’ use, operation, possession or ownership of or interest in the Purchased Assets, or any other fact or circumstance with respect to the Purchased Assets, before the closing date.

e. Marketing of Assets and Solicitation of Superior Offers; Auction. The sale contemplated by the APA to Purchasers is subject to higher and better offers. To obtain the highest and best offer, Receiver shall publicly market the Purchases Assets that are to be sold under APA. Additionally, Receiver shall provide notice of this motion and the APA to all parties-in-interest, including, but not limited to, all creditors, shareholders, and stakeholders of the Receivership Entities. To attract higher and better offers, Receiver shall be permitted to set up a data room with due diligence materials and be free to contact potential purchasers by e-mail, phone, U.S. mail, brokers, and posting on business broker websites a “Call for Offers.” Any potential purchaser interested in reviewing the due diligence materials must first deliver an executed non-disclosure agreement in form and substance satisfactory to Receiver. To the extent a potential purchaser is a competitor of the Receivership Entities, or is a party that is or was engaged in litigation with the Receivership Entities, Receiver, in the exercise of its sound business judgment, may impose conditions, limitations or restrictions on the disclosure of sensitive, proprietary, or otherwise confidential information and due diligence materials to such potential purchaser. If Receiver receives more than one qualified offer (as determined solely by Receiver in its business judgment), Receiver shall notify all qualified bidders, inform them that multiple bids have been received, and will conduct a timely auction (the “Auction”). Qualified bidders may also participate via a Zoom weblink to be circulated prior to the Auction. Receiver may announce before or at the Auction procedural rules for bidding and other procedures that are reasonable under the circumstances for conducting the Auction. In its business judgment, Receiver will determine the highest and otherwise best bid for the assets and announce the winning bid (the “Winning Bid”) at the Auction. The second highest and best bid will be the backup bid (the “Backup Bid”). The Receiver will file a notice of the Winning Bid and Backup Bid with the Court upon conclusion of the Auction.

f. Consideration. The aggregate consideration for the Purchased Assets (the “Purchase Price”) will be a credit bid and cash by Lenders (through Purchasers) in the aggregate amount of: (a) the secured debt owed by NaturalShrimp to Streeterville, which as of the date of this motion, is estimated to be $33,843,274.71 (the “NS Credit Bid”)5; (b) all funds advanced or to be advanced by Bucktown in the Receivership Case, which, as of the date of this motion, is estimated to be $1,860515.16, (the “Receivership Funds Credit Bid”)6; and (c) a cash payment of one hundred thousand dollars ($100,000) to cover the administrative costs of the receivership (the “Cash Payment”).

5 Streeterville will use its secured claim to credit bid on the NS Real Properties and the Intellectual Property (as noted in subparagraph h below), which are owed by NaturalShrimp. Streeterville’s secured claim far exceeds Receiver’s estimated value of those properties.

6 Bucktown will use its claim for an administrative expense reimbursement to credit bid on the vehicles and remaining personal property (as noted in subparagraph h below), which are owed by the other Receivership Entities. Bucktown’s administrative claim far exceeds Receiver’s estimated value of those properties.

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g. Payment of Purchase Price. Subject to the entry of a sale order, on the terms and subject to the conditions set forth in the APA and the sale order, at closing, Purchasers will credit bid the NS Credit Bid and the Receivership Funds Credit Bid and pay the Cash Payment.

h. Allocation of Purchase Price to the Purchased Assets. The Purchase Price shall be allocated as follows:

Personal Property:

-      Vehicles – $112,000, less $60,000 for title issue vehicles

-      Intellectual Property – $5,700,000

-      Remaining Personal Property – $1,250,000

Iowa Real Properties:

-      2567 190th Street, Blairsburg, Iowa 50034 – $325,000

-      12282 200th Street, Radcliffe, Iowa 50006 – $550,000

-      401 Des Moines Street, Webster City, Iowa 50595 – $7,000,000

Texas Real Property - $2,000,000

i. Closing Date. Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 of the APA (or the waiver thereof by the Party entitled to waive that condition), and provided that the APA shall not have been terminated pursuant to Section 4.4, the closing of the purchase and sale of the Purchased Assets provided for in Article II of the APA (the “Closing”) will take place remotely by the electronic exchange of documents and signatures in PDF format at 10:00 a.m. Mountain Time on the date that is no later than two (2) Business Days following the satisfaction or waiver of the conditions set forth in Article IX of the APA (other than conditions that by their nature are to be first satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place and time as the Parties may designate in writing. The date on which the Closing is held is referred to in this Agreement as the “Closing Date.”

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j. Deliveries by Receiver. At the Closing, Receiver will deliver to Purchasers: (a) the General Assignment and Bill of Sale for the Purchased Personal Property Assets (without warranties or representations of any kind), duly executed on behalf of the Estate by Receiver; (b) A quitclaim deed to the Iowa Real Properties and the Texas Real Property to Purchasers (as described in Section 2.1(a)), in the forms attached as Exhibit C hereto (the “Deeds”), free and clear of all Liens, except for tax liens that may exist on the Iowa Real Properties and the Texas Real Property; (c) the Receiver certificate and Sale Order required to be delivered pursuant to Sections 9.1(a) and 9.1(b); (d) titles in Receiver’s possession for the vehicles that are being sold; and (d) all other endorsements, assignments, company seals, instruments of transfer, and other instruments of conveyance reasonably requested by Purchasers or required to convey and assign the Purchased Assets to Purchasers and vest title therein in the applicable Purchaser pursuant to the terms of the Sale Order, which contemplates vesting title free and clear of all Liens.

k. Deliveries by Purchasers. At the Closing, Purchasers will deliver to Receiver on behalf of the Estate: (a) the Purchase Price, including the NS Credit Bid, the Receivership Funds Credit Bid, and the Cash Payment; (b) the General Assignment and Bill of Sale for the Purchased Assets, duly executed by NV Purchaser; and (c) the officer’s certificate required to be delivered pursuant to Sections 9.2(a) and 9.2(b).

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ARGUMENT

Rule 66(e) of the Utah Rules of Civil Procedure provides that a “receiver has, under the direction of the court, power to . . . seize property . . . [and] to make transfers; and, to take other action as the court may authorize.” A court imposing a receivership assumes custody and control of all assets and property of the receivership and has broad equitable authority to issue all orders necessary for the proper administration of the receivership estate. See Shaw v. Robinson, 537 P.2d 487, 490 (Utah 1975) (“A receivership is an equitable matter and is entirely within the control of the court.”); see also Interlake Co. v. Von Hake, 697 P.2d 238, 239–40 (Utah 1985) (“The possession by the court of the res in a receivership proceeding gives the court the power to determine all questions concerning the ownership and disposition of the property.”). The Court may enter such orders as may be appropriate and necessary for a receiver to fulfill its duty to preserve and maintain the property and funds within the receivership estate. See Interlake Co. 697 P.2d at 239 (Utah 1985) (“A receiver has, under the direction of the court, the power to take and keep possession of property and generally do such acts respecting the property as the court may authorize.”).

Additionally, “a court of equity having custody and control of property has power to order a sale of the same in its discretion. The power of sale necessarily follows the power to take possession and control of and to preserve property, resting in the sovereignty and exercised through courts of chancery, or courts having statutory power to make the sale.” 2 Clark on Receivers § 482 (3d ed. 1992). Thus, “a receiver’s powers under a court’s control, include the power to dispose of receivership property.” 75 C.J.S. Receivers § 204 (May 2024 update).

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The goal of any receivership estate is to maximize the proceeds received by the estate. In seeking to accomplish this goal, courts have recognized that a receiver’s business judgment is entitled to deference when selecting the appropriate methods to achieve this goal. Cf. In re Curlew Valley Assoc., 14 B.R. 506, 511-13 (Bankr. D. Utah 1981). The Court’s broad authority over a receivership estate includes the equitable power to sell property free and clear of liens, transferring the liens to the proceeds. See United States v. Par. Chem. Co., No. 2:09-CV-804-CW, 2017 WL 4857547, at *10 (D. Utah Oct. 24, 2017), aff’d in part, appeal dismissed in part, 759 F. App’x 722 (10th Cir. 2019) (discussing authority of courts to sell receivership property free and clear of liens); see also Chapman v. Schiller, 83 P.2d 249, 252-53 (Utah 1938) (noting “that a court has power to sell at receiver’s sale free from liens”). Notice of the sale can be prescribed by the Court based on the circumstances of the case and by means most likely to give notice to all interested parties. See Chapman, 83 P.2d at 253. Further, the receiver may obtain authority from the Court to sell property under specified terms in advance of a sale. Shaw, 537 P.2d at 490 (authorizing receiver to enter into sales contract in advance of sale). Of course, when considering to approve a sale motion, Courts must ensure the “fair, reasonable, and efficient” liquidation of assets. Securities and Exchange Commission v. Platinum Management (NY) LLC, 16-CV- 6848 (BMC), 2017 U.S. Dist. LEXIS 192594, 2017 WL 5634983, at *2 (E.D.N.Y. 2017).

In this case, Receiver seeks to fulfill its duties to the Receivership Entities by liquidating the Receivership Entities’ assets to the highest possible bidder. The proposed sale satisfies the legal standards for approval because Receiver has conducted a thorough analysis of the assets being sold and engaged in arms-length negotiations with the Purchasers, with all parties represented by counsel. Courts have held that “[w]here negotiations are conducted at arms length, subjected to public scrutiny, and involve all the parties, absent a showing of a breach of fiduciary duty, the sale should be approved.” Fleet Nat’l Bank, 926 F. Supp. at 244 (authorizing receiver’s sale where parties had entered into settlement agreement allowing for liquidation of assets). Additionally, the Purchase Price represents fair value for the assets given current market conditions and Receiver’s estimated values of the Purchased Assets after consulting with other professional.

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Moreover, the sale is in the best interests of the Receivership Entities’ estate because it is necessary to preserve asset value and avoid further deterioration of the Purchased Assets. It will also eliminate approximately $33.8 million in secured debt and provide for continued operation of the business, preserving jobs and relationships with vendors/customers that maximizes value compared to any other liquidation. Courts have recognized that sale approval is appropriate where “value is declining and likely to continue declining over the course of the proceedings such that a sale is the best option to preserve its value.” United States SEC v. Reven Holdings, Inc., 2024 WL 3714389 (D. Colo. July 26, 2024).

In its business judgment, Receiver believes the proposed sale is in the best interest of the Receivership Entities, creditors, and other parties in interest because it allows Receiver to preserve the rapidly declining assets and liquidate the same to the highest bidder. The proposed sale is subject to the approval of this Court. Under the circumstances of this case and the lack of funds in the Receivership Estate, Receiver contends that the prescribed notice to the parties in interest is sufficient to sell the assets free and clear, with any valid liens attaching to the net proceed of the sale. Any party that wishes to object to the sale may submit an objection to this Court, and those objections will be resolved with due process. In Receiver’s business judgment, the proposed sale is designed to preserve and maximize the value of the assets being sold.

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NOTICE AND OPPORTUNITY TO OBJECT

Notice of this motion will be provided to all known investors, creditors, and parties in interest. Receiver intends for the proposed sale to be subject to public scrutiny through the notice and marketing process. Any objections to the proposed sale will be heard at a hearing on the motion.

Procedure for Higher and Better Offer

Any higher and better offer to that presented by Lenders is to be made to Receiver, in writing, on or before the objection deadline set forth in the notice accompanying the motion. Receiver shall give notice of any higher and better offer to Lenders and shall arrange for an auction between Lenders and any party making a higher and better offer prior to the hearing to approve this sale. The highest and best offer at the auction shall then be presented to the Court at the hearing scheduled to approve the sale as the party to whom the Purchased Assets should be sold. The highest bidder at any auction agrees to pay the bid amount within three (3) days of the court approving the sale. If any third-party bidder is successful, Trustee shall return to Lenders any funds paid towards the sale of the Purchased Assets within three (3) business days.

CONCLUSION

For the foregoing reasons, Receiver respectfully request that the Court enter an order (1) approving the APA and authorizing the sale of the Purchased Assets to the Purchasers; 2) authorizing the sale as a judicial sale where the Purchasers takes the Purchased Assets free and clear of any lien, interest, claim, or encumbrance; 3) finding that the Purchasers are assignees of Receiver’s interest under Utah Code § 70A-9a-309(12); 4) finding that the Purchasers are good-faith purchasers entitled to the protections of applicable law; and 5) granting such other relief as is just and proper.

DATED this 7th day of February, 2025.

McKay, Burton & Thurman, P.C.

/s/ Mark C. Rose
Mark C. Rose
Attorneys for Amplēo Turnaround and
Restructuring, LLC, as Receiver of
NaturalShrimp, Inc., NaturalShrimp USA
Corporation, NaturalShrimp Global, Inc.,
and Natural Aquatic Systems, Inc.

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